
07001278


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~37065~~ 66364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maitland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 N. Lake Destiny Road, Suite 350
(No. and Street)

Maitland (City) Florida (State) 32751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George K. Noga 407-875-0075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Tschopp - Tschopp, Whitcomb & Orr, P.A.
(Name – *if individual, state last, first, middle name*)

2600 Maitland Center Parkway, #330, (Address) Maitland (City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George K. Noga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maitland Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


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STATE OF FLORIDA

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Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*x A supplemental report on Internal Controls Pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
186
SECTION

MAITLAND SECURITIES, INC.

Financial Statements

December 31, 2006

Maitland Securities, Inc.

Financial Statements

December 31, 2006

(With Independent Auditors' Report Thereon)

MAITLAND SECURITIES, INC.

Table of Contents



TSCHOPP, WHITCOMB & ORR, P.A.
Certified Public Accountants
2600 Maitland Center Parkway ◆ Suite 330 ◆ Maitland, Florida 32751
Phone: (407) 875-2760 ◆ Fax: (407) 875-2762

Independent Auditors' Report

Board of Directors and Stockholder
Maitland Securities, Inc.

We have audited the accompanying statement of financial condition of Maitland Securities, Inc. as of December 31, 2006 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above, presents fairly, in all material respects, the financial position of Maitland Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tschopp, Whitcomb & Orr, P.A.

January 23, 2007
Maitland, Florida

MAITLAND SECURITIES, INC.

Statement of Financial Condition

December 31, 2006

Assets

Current assets:		
Cash	$	14,975
Total current assets		14,975

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable	$	-
Commitment (note 3)		
Stockholders' equity:		
Common stock - $0.01 par value 10,000 shares authorized issued and outstanding		100
Additional paid-in capital		40,900
Accumulated deficit		(26,025)
Total stockholders' equity		14,975
Total liabilities and stockholders' equity	$	14,975

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.

Statement of Operations

Year ended December 31, 2006

Syndication fees	$	-
Operating expenses:		
General and administrative expenses		12,142
Loss from operations		(12,142)
Other income		150
Loss before income taxes		(11,992)
Provision for income taxes		-
Net loss	$	(11,992)

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.

Statement of Stockholders' Equity

Year ended December 31, 2006

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2005	10,000	$ 100	34,900	(14,033)	20,967
Capital contribution	-	-	6,000	-	6,000
Net loss	-	-	-	(11,992)	(11,992)
Balance at December 31, 2006	10,000	$ 100	40,900	(26,025)	14,975

See accompanying notes to financial statements.

MAITLAND SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (11,992)
Net cash used in operating activities	(11,992)
Cash flows from financing activities:	
Capital contribution	6,000
Net cash provided from financing activities	6,000
Decrease in cash	(5,992)
Cash at beginning of period	20,967
Cash at end of period	$ 14,975

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2006

(1) Organization and Description of Business

Maitland Securities, Inc. (Company) was incorporated on July 14, 2003 under the laws of the State of Florida. The Company was formed to engage principally in the brokerage, investment advisory and venture capital business.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash on hand, in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

(b) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. At December 31, 2006, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes.

At December 31, 2006, deferred tax assets are related solely to the Company's net operating loss carryforward of approximately $25,000, which is fully reserved. If these carryforwards are not utilized, they will begin to expire in 2024.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAITLAND SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $14,975 which was $9,975 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2006, therefore the ratio of aggregate indebtedness to net capital was 0%.

Schedule 1

MAITLAND SECURITIES, INC.
Net Capital Computation
Pursuant to SEC Rule 15c3-1
as of December 31, 2006

Total assets	$ 14,975
Deduct total liabilities	-
Ownership equity	14,975
Add subordinated liabilities	-
Total capital and subordinated liabilities	14,975
Deduct total nonallowable assets	-
Net capital before haircuts	14,975
Haircuts on securities	-
Net capital *	14,975
Deduct net capital requirement	(5,000)
Excess net capital	$ 9,975
Aggregate indebtedness	$ -
Ratio aggregate indebtedness to net capital	0%

* There is no difference between the computation of Net Capital under Rule 15c3-1 and the corresponding unaudited FOCUS, Part 11A.



TSCHOPP, WHITCOMB & ORR, P.A.
Certified Public Accountants
2600 Maitland Center Parkway ◆ Suite 330 ◆ Maitland, Florida 32751
Phone: (407) 875-2760 ◆ Fax: (407) 875-2762

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Maitland Securities, Inc.

In planning and performing our audit of the financial statements of Maitland Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e)

2. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tschopp, Whitcomb & Orr, P.A.

Maitland, Florida
January 23, 2007

END